

November 17, 2014

Via E-Mail
Frank Underhill Sr.
President
Granito Acquisition I, Inc.
3414 Pino Dr.
Las Vegas, NV 89121

> **Re: Granito Acquisition I, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 3, 2014**
> **File No. 333-197765**

Dear Mr. Underhill:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 30, 2014.

Cover Page

1.   Your revised registration statement does not provide disclosure responsive to prior comment 1. Please revise to address the following issues:

- your prospectus cover page should be written in plain English and clearly and concisely explain the legal provisions you reference; and

- your prospectus cover page should be limited to one page.

Financial Statements

2.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X, and update disclosure elsewhere in your filing accordingly.

If you have any questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via-Email
        Harold Gewerter, Esq.